Exhibit (d)(1)(C)

AMENDMENT NO. 2 TO
THE TORO COMPANY
INVESTMENT, SAVINGS AND
EMPLOYEE STOCK OWNERSHIP PLAN
(2003 Restatement)

     The Toro Company, a Delaware corporation, pursuant to the power of amendment reserved to it in Section 11.1 of The Toro Company Investment, Savings, and Employee Stock Ownership Plan (the “Plan”) hereby adopts and publishes this Amendment No. 2 to the Plan effective as of the dates indicated below.

1.     Section 7.2(a) of the Plan is amended by adding the following language at the end, effective as of January 1, 2003:

Options that have been preserved and are not to be eliminated under this section are described in Section 7.13.

2.     A new Section 7.13 is added to the Plan to read as follows, effective as of January 1, 2003:

          Section 7.13 Preserved Optional Benefit Forms and Distribution Options

          (a)     A Participant who has attained age 59 1/2 but who has not incurred a Termination of Service may request a distribution of all or a portion of the amounts transferred from the Hahn Equipment 401(k) Plan.

          (b)     Amounts transferred from the Exmark Manufacturing Company, Inc. 401(k) Profit Sharing Plan as provided in Section 14.9 shall retain the optional benefit forms and distribution options as provided in Section 14.9(h).

3.     A new Section 7.14 is added to the Plan to read as follows, effective as of January 1, 2003:

          Section 7.14  Payment in Event of Incapacity. If any person entitled to receive any payment under the Plan is physically, mentally or legally incapable of receiving or acknowledging receipt of the payment, and no legal representative has been appointed for such person, the Administrator in its discretion may (but is not required to) cause any sum otherwise payable to such person to be paid to any one or more of the following as may be chosen by the Administrator: the Beneficiaries, if any, designated by such person; the institution maintaining such person; a custodian for such person under the Uniform Transfers to Minors Act of any state; or such person’s spouse, children, parents or other relatives by blood or marriage. Any such payment completely discharges all liability under the Plan to the person with respect to whom the payment is made to the extent of the payment.

4.     Section 14.9(g) of the Plan is amended to read as follows, effective as of September 2, 2003:

          (g) Vesting of Exmark Accounts.

          (1) Each Participant will be 100% Vested in his or her Exmark Accounts attributable to elective deferrals and rollover contributions.

          (2) Each Participant will be Vested in his or her Exmark Accounts attributable to matching contributions and nonelective contributions (profit sharing contributions) in accordance with the schedule as described in Section 6.3(b).

     IN WITNESS WHEREOF, The Toro Company has hereunto subscribed its name on this                     day of                                       , 2003.

THE TORO COMPANY

By

Its

STATE OF MINNESOTA	)
) SS.
COUNTY OF HENNEPIN	)

     On this                     day of                                       , 2003, before me personally appeared                                                                             , to me personally known, who, being by me first duly sworn, did depose and say that he [she] is the                                           of The Toro Company, the corporation named in the foregoing instrument; and that said instrument was signed on behalf of said corporation by authority of its Board of Directors and he [she] acknowledged said instrument to be the free act and deed of said corporation.

Notary Public